Exhibit 21.1

Subsidiaries of the Registrant

Wholly-owned subsidiaries of Premier Exhibitions, Inc. as of February 28, 2013:

Name	Jurisdiction of Organization
RMS Titanic, Inc.	Florida
R.M.S. Titanic (UK) Ltd.	United Kingdom
Premier (United Kingdom) Ltd.	United Kingdom
Exhibitions International, LLC	Nevada
Premier Exhibition Management LLC Exhibitions International, LLC. Premier Exhibitions Mexico, S. de R.L. de C.V. Premier Exhibitions NYC, Inc. Premier Merchandising, LLC	Florida Delaware Mexico Nevada Delaware
Premier Sports Exhibitions, LLC	Delaware
Premier Vision, LLC	Delaware
Premier Exhibitions International Operations B.V.	Netherlands
PRXI International Holdings C.V.	Netherlands